UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04020858

March 10, 2004

D. Michael Lefever
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/10/2004

Re: Calpine Corporation
Incoming letter dated February 2, 2004

Dear Mr. Lefever:

This is in response to your letter dated February 2, 2004, concerning the shareholder proposal submitted to Calpine by Mark Latham. We also have received a letter from the proponent dated February 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark Latham
177 Telegraph Road, #302
Bellingham, WA 98226

916457

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

Securities Exchange Act of 1934
-- Section 14(a); Rule 14a-8(d)

February 2, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Calpine Corporation – Shareholder Proposal of Mark Latham

Ladies and Gentlemen:

We are counsel to Calpine Corporation, a Delaware corporation (the "Company"). The Company has received from Mark Latham (the "Proponent") a letter dated December 11, 2003, enclosing the text of a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") that the Proponent wishes to have included in the Company's proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). A copy of the letter, including the Proposal and the Supporting Statement are attached hereto as Exhibit A.

For the reasons stated in this letter, the Company intends to omit the Proposal and the Supporting Statement from its proxy statement and form of proxy for the 2004 Annual Meeting. The purpose of this letter is to request confirmation that the Division of Corporation Finance (the "Division") will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal and the Supporting Statement from its proxy materials. As required in Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed six copies of this letter and, on behalf of the Company, are simultaneously mailing a copy of this letter to the Proponent.

I. The Proposal.

The Proposal submitted by the Proponent reads as follows:

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Calpine Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions, on all matters put to shareowner vote except director elections. (Director elections are excluded here to satisfy SEC Rule 14a-8(i)(8).). So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy (except director elections) the same way Calvert Group votes its shares.

II. Grounds for Exclusion of the Proposal and the Supporting Statement.

We believe that the Company may properly exclude the Proposal and the Supporting Statement from its proxy materials on the following grounds:

A. The Proposal Violates the Proxy Rules -- Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement would violate any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

1. The Proposal and Supporting Statement Contain Materially False and Misleading Statements in Violation of Rule 14a-9.

The Division has allowed companies to exclude portions of proposals that contain false or misleading statements, cast a proponent's opinion as a statement of fact or fail to document assertions of fact appropriately. *See Dillard's, Inc.* (March 10, 2003); *Fluor Corporation* (March 10, 2003). In addition, the Division has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14-8(i)(3) as inherently misleading. *See, e.g., IDACORP, Inc.* (Dec. 12, 2003); *E.I. du Pont de Nemours and Company* (Feb. 13, 1992); *The Adams Express Company* (Jan. 10, 2000); *Pinnacle West Capital Corporation* (Mar.

19, 1990); *Niagara Mohawk Power Corporation* (Feb. 16, 1990). Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14"), states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with proxy rules, [the Division] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

The Company believes that the Proposal and Supporting Statement contain numerous false and misleading statements as more fully described below. The extent of these false and misleading statements means that the Proposal will require detailed and extensive editing to comply with the proxy rules. Thus, in accordance with the principle cited in SLB 14, the Company believes that it may exclude the Proposal and Supporting Statement in their entirety under Rule 14a-8(i)(3). In the alternative, if the Division is unable to concur with the Company's conclusion that the Proposal and Supporting Statement may be excluded in their entirety because of these false and misleading statements, the Company respectfully requests that the Division recommend exclusion and/or revision of the statements identified below.

Specifically, the Company believes that the following portions of the Proposal and Supporting Statement are false or misleading:

a. The Proposal Makes False or Misleading Statements.

The first WHEREAS clause of the Proposal states that "shareowners should have the right to vote any way they want." This sentence is materially false and misleading because it implies that the Company's stockholders are unable to vote as they choose, and a stockholder reading the Proposal could assume that the Company has imposed restrictions on stockholder voting. However, the Company's stockholders may vote in any lawful manner that they desire. The implication that the Company has limited or restricted stockholder voting is false, and therefore the first WHEREAS clause should be excluded.

Both the second WHEREAS clause and the second paragraph of the Supporting Statement are false and misleading insofar as they contend that matters are submitted to a vote of stockholders due to a "conflict of interest." The Proponent in the second paragraph of the Supporting Statement states:

> "[o]ne of the main reasons for having shareowner voting is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board."

The statement that the main reason why matters are submitted to a vote of stockholders is due to "conflicts of interest" is contrary to law and fact. The primary reason matters are submitted to a vote of stockholders is that it is required by law or the rules of a stock exchange on which the issuer's securities are listed (in the case of the Company, Delaware corporate law, Section 162(m) of the Internal Revenue Code and the listing standards of the New York Stock Exchange). In addition, the suggestion that the board of directors has undisclosed conflicts of interest on matters submitted to a vote of stockholders is simply false, especially since Item 5 of Schedule 14A requires that any interests of a director on a matter to be voted on be disclosed in the proxy statement.

The Proposal also is false and misleading insofar as it suggests that stockholders do not now have a convenient means of voting in the same manner as a particular institution. The Proponent in the third WHEREAS clause asserts that "several institutional investors now publish their voting decisions more than one week before each company's voting deadline." A stockholder wishing to vote in the same manner as any of those institutions merely needs to wait until after that institution announces its voting decisions to submit his proxy.

b. The Proposal Contains Conclusory Statements Without a Factual Basis.

In SLB 14, the Division stated that "[i]n drafting a proposal and supporting statement, stockholders should avoid making unsupported assertions of fact." The Division has permitted the exclusion of statements of opinion by a proponent. *See Peoples Energy Corporation* (Nov. 3, 2002); *Kaufman and Broad Home Corporation* (Feb. 1, 2001). The second WHEREAS clause of the Proposal makes the unsupported claim that "many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest." This statement as to the reasoning behind individual stockholder voting decisions is mere conjecture. The Proponent has provided no studies, reports or other evidentiary support for this assertion. Because the Proponent makes the statement as if it is fact, it is misleading.

c. The Proposal is Vague and Indefinite.

A proposal may be excluded under Rule 14a-8(i)(3) as false and misleading when it is "so vague and indefinite that neither shareholders voting on the proposal, nor the [c]ompany, would be able to determine with any reasonable certainty exactly what actions or measures would be required in order to implement the proposal." *Archer-Daniels-Midland Company* (June 21, 1991). In *Duquesne Light Company* (Jan. 6, 1981), the company was permitted to exclude a proposal relating to the establishment of a national utility shareholders' union because the Proponent failed to indicate how the company should execute the proposal. The Division stated that "the proposal may be misleading, in that any action ultimately taken upon the implementation of the proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast." *Id. See also Wendy's International, Inc.* (Feb. 6, 1990) (permitting the exclusion of a proposal where "the determination [of what constitutes an anti-takeover measure] would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the [company] if the proposal was implemented").

The Proposal requests the Company to conduct a study and report on the feasibility of enabling stockholders to:

> "conveniently imitate an institutional investors' voting decisions . . . . So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy (except director elections) the same way Calvert Group votes its shares."

The Proponent provides no indication of what it means to "conveniently imitate" the voting of an institutional investor. As discussed above, a stockholder already has the means by which he can vote the same way as an institutional investor that announces its voting decisions in advance of the meeting. The Company has a large and diverse stockholder base. What might be "convenient" for one stockholder may not be "convenient" for another. The vagueness of the Proposal puts the Company in the position of not being able to determine with any reasonable degree of certainty whether any study or report will fulfill the directives of the resolution.

Moreover, the Company, of course, has numerous institutional investors. Institutional investors can be a broad and diverse group whose voting decisions can vary greatly. For, example, the Calvert Group, which is cited by the Proponent, last year voted in favor of the independent auditors selected by the Company, whereas the Ontario Teachers' Pension Plan, also cited by the Proponent, voted against the auditors. The Proponent offers no guidance on how the Company could successfully implement a procedure whereby a stockholder could "conveniently imitate" a potentially broad range of institutional investor voting decisions. The Company believes that the complete lack of guidance as to how the Company might select the institutional investor or investors whose voting decisions would be "conveniently" imitated also renders the Proposal too vague to be effectively implemented.

d. <u>The Proposal Has Improper Citations to Websites</u>.

The Company believes that the references in the Supporting Statement to the Proponent's website and to the websites of third-parties render the Supporting Statement false and misleading, and justifies the exclusion of the Proposal under Rule 14a-8(i)(3). The fourth paragraph of the Supporting Statement includes the website address of the Proponent. By referring to his website address, the Proponent in effect is incorporating the entire content of his website into the Proposal. In addition to violating Rule 14a-8(d), which limits a stockholder proposal and the supporting statement to a maximum of 500 words, the Division has commented that a website reference contained in a proposal "may undermine the proxy process requirements of Rule 14a-8." *The Emerging Germany Fund, Inc.* (Dec. 22, 1998). Because the content of websites can and do change, the protections and limitations built into Rule 14-8 can be easily circumvented. *See Templeton Dragon Fund, Inc.* (June 15, 1998); *Pinnacle West Capital Corporation* (Mar. 11, 1998). Furthermore, many websites contain links to other websites, further exacerbating the risks.

The first paragraph of the Supporting Statement includes the website addresses of several institutional investors who, according to the Proponent, publish their voting decisions on the Internet. In addition to the issues identified in the preceding paragraph, the Company believes that the listing of these websites also is false and misleading because it implies that each named institutional investor publishes voting decisions for the Company. A review of each of the six named institutional investors' websites on January 25, 2004, however, indicated that only two published voting decisions for the Company last year. The websites of CalPERS, Domini Social Investments, MMA Praxis Mutual Funds and Pax World Fund do not contain any voting information relating to the Company. The implication that each of these institutions publishes voting decisions relating to the Company is false, and therefore would have the effect of misleading a stockholder who is determining how to vote on the Proposal.

e. The Proposal Improperly Refers to an Article by the Proponent.

In *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999), a company was allowed to eliminate references to newspaper articles contained in a stockholder's supporting statement because such references were false and misleading under Rule 14a-9. The fourth paragraph of the Supporting Statement contains a citation to an article by the Proponent that the Proponent cites as containing information to support his Proposal. The Proponent did not provide the Company with a copy of the article at the time the Proponent submitted its Proposal or at anytime since. This alone would justify exclusion of the reference to the article in accordance with Rule 14a-8(i)(3) on the grounds that it is misleading. *See Templeton Dragon Fund, Inc.* (June 15, 1998). However, even assuming the Proponent had properly provided the Company with this material, a review of the article made available on the Proponent's website shows it to be false and misleading in violation of Rule 14a-9. For instance, the article makes the unsubstantiated claim that "Internet voting of stock using [an institutional investor's] brand reputation will give individual shareowners an effective vote for the first time." Similarly, the article makes the misleading suggestion that "[e]ven though we individuals may not understand the details of corporate policy issues, just knowing brand reputation of advisors is enough to make our votes count." The Proponent author provides no factual evidence to support the assertion that a stockholder will increase the "effectiveness" of his or her vote if such stockholder makes a voting decision that is identical to that of an institutional investor. In addition, the article states that it is in draft form and encourages stockholders to return to the Proponent's website for future updates. As discussed above, this presents the opportunity for undermining the proxy process requirements by circumventing the procedures and limitations of Rule 14a-8.

f. The Proposal Includes Irrelevant Statements.

On a number of occasions, the Division has permitted companies to exclude from a supporting statement language that is irrelevant to the subject matter of the proposal. *See e.g., Knight-Ridder, Inc.* (Dec. 28, 1995) (allowing the omission of portions of the supporting statement discussing the company's position on a newspaper strike and the advisability of continuing to employ an individual as such excerpts may be "confusing and misleading to shareholders because they are unrelated to the subject matter of [a] proposal" concerning a shareholder rights plan); *see also Freeport-McMoRan Copper & Gold Inc.* (Feb. 10, 1997). The third paragraph of the Supporting Statement states that "[t]he conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems." The Proponent does not explain the relevance of these "problems" to its proposal. Accordingly, the Company believes that the third paragraph of the Supporting Statement should be excluded as false and misleading.

2. The Arrangement Contemplated by the Proposal, If Implemented, Would Cause the Company to Violate the Commission's Proxy Rules.

For the following reasons, the Company believes that voting arrangements contemplated by the Proposal, if implemented, would violate, or carry a substantial risk of violating, the Commission's proxy rules. While the Company recognizes that the Proposal requires that the Company only study and report on the feasibility of the voting arrangement advocated by the Proponent, it makes little sense to require the Company to expend resources to study a matter that it cannot lawfully implement.

a. Impermissible Voting Choices on the Proxy Card.

Rule 14a-4(b)(1) states that "[m]eans shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between *approval or disapproval of, or abstention* with respect to *each separate matter* referred to therein as intended to be acted upon, other than election to office." (emphasis added). The Proposal, however, seems to contemplate that the proxy card would provide additional voting options -- in particular, the granting of a proxy to vote in the same manner as a designated third party has voted. Adding these additional voting choices to the proxy card is not consistent with the requirements of Rule 14a-4(b)(1). In addition, the Proposal seems to contemplate that stockholders would make an election to vote on all of the matters in the same manner as a designated institutional investor, whereas Rule 14a-4(b)(1) requires that the proxy card enable stockholders to vote on *each* matter submitted to a vote. For these reasons the Company believes that voting arrangements contemplated by the Proposal would violate the Commission's proxy rules.

b. Impermissible Grant of Discretionary Voting Authority.

Rule 14a-4(b)(1) also states that "[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder, *provided* that the form of proxy states in boldface type how it is intended to vote the shares represented by the proxy in each such case." Because the Proposal contemplates that a stockholder would not make his own voting decision, but rather would commit to have his shares voted in accordance with the vote of a designated institutional investor, such an arrangement could be construed as a grant by the stockholder of discretionary authority to the Company. However, it would be not be possible for the Company, at the time the proxy card is mailed, to indicate on the proxy card how it intended to vote the shares because it would not know at the time how the designated institutional investor would ultimately vote its shares. Under these circumstances, the voting arrangements contemplated by the Proposal, if implemented, would violate Rule 14a-4(b)(1).

c. Unlawful Proxy Solicitation on Behalf of the Designated Institutional Investor.

Allowing a stockholder to authorize the persons identified as proxies to vote the stockholder's shares in the same manner as a designated institutional investor alternatively could be construed as the stockholder granting a proxy to the designated institutional investor. In effect, the Company's proxy material would have been used to solicit proxies on behalf of the designated institutional investor without compliance with the associated disclosure requirements under the Commission's proxy rules with respect to the designated institutional investor, including the requirement that a person soliciting a proxy specify how the proxy would be voted.

B. The Proposal Has Been Substantially Implemented -- Rule 14a-8(i)(10).

The Company may exclude the Proposal under Rule 14a-8(i)(10) if it "has already substantially implemented the proposal." This standard replaced a predecessor rule that allowed companies to exclude a "moot" proposal and expressly adopted the Division's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* Release No. 34-20091 (August 16, 1983); *Cisco Systems, Inc.* (August 11, 2003). "A determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991); *see, e.g., The Limited, Inc.* (Mar. 15, 1996) (permitting the exclusion of a shareholder proposal where the company had adopted, published and implemented a policy addressing the matters underlying the proposal and represented that the company's management was willing to discuss with interested shareholders the matters addressed in the proposal); *The Home Depot, Inc.* (Mar. 28, 2002) (allowing the exclusion of a proposal requesting reinstatement of a simple majority on all issues subject to a shareholder vote where The Home Depot's proxy material contained a proposed amendment of the certificate of incorporation that would eliminate all supermajority provisions applicable to voting by the company's shareholders).

The Proposal requests that the board of directors conduct a study and report on the feasibility of a mechanism whereby a stockholder could replicate the vote of a designated institutional investor. However, the Proponent notes that "several institutional investors now publish their voting decisions more than one week before each company's voting deadline." If this is the case, than any stockholder wishing to replicate the vote of one of those institutional investors simply can defer the submission of his proxy (whether by mail, telephone or Internet voting), until the institutional investor announces its voting decision. Accordingly, the existing mechanisms for granting a proxy already allow a stockholder to accomplish what the Proposal would have the board of directors study and report on. From this reason, the Company believes that the Proposal has been substantially implemented and can be excluded from the proxy materials under Rule 14a-8(i)(10).

C. The Proposal is Designed to Further a Personal Interest -- Rule 14a-8(i)(4).

The Company may exclude the Proposal under Rule 14a-8(i)(4) if it designed "to further a personal interest, which is not shared by the other shareholders at large." In *DeBartolo Realty Corp.* (Mar. 12, 1996), the Division permitted the company to exclude a stockholder proposal that encouraged specific real estate development where the proponent of the proposal was a real estate developer. The final paragraph of the Supporting Statement refers stockholders to the Proponent's Corporate Monitoring website. The website highlights the Proposal, indicates that it was created by the Proponent and invites the public to contact the Proponent for guidance on submitting the Proposal to other companies. The Proponent is identified as a financial economist and corporate governance consultant. Although the Proponent's website identifies his "primary goal" as improving corporate governance, he does identify a personal benefit to him, namely "[i]f the idea is successful, I expect to have opportunities for consulting or full-time employment at businesses involved in corporate monitoring, at regulatory agencies like the SEC, or for research at institutes or universities." Rule 14a-8(i)(4) is intended to prevent shareholder proposals from being used to promote the personal interests of the Proponent. For this reason, the Company believes that the Proposal can be excluded from the proxy materials under Rule 14a-8(i)(4).

D. The Company Lacks the Power and Authority To Implement the Proposal -- Rule 14a-8(i)(6).

The Company may exclude the Proposal under Rule 14a-8(i)(6) if it does not have "the power or authority to implement the proposal." Rule 14a-8(c)(6), the predecessor to Rule 14a-8(i)(6), permitted a company to exclude a shareholder proposals from its proxy materials if the proposal was "beyond the issuer's power to effectuate." Under the predecessor rule, the Division permitted a company to exclude a shareholder proposal on this basis if the proposal was "so vague and indefinite that a registrant would be unable to determine what action should be taken" if the proposal were adopted. *International Business Machines Corporation* (Jan. 14, 1992). In proposing revisions to the rules on shareholder proposals, the Commission noted that the revised Rule 14a-8(i)(6) was to be interpreted in the same manner as the prior rule. Release No. 34-39093 (Sept. 18, 1997).

As discussed in Section II.A.1.c above, the lack of guidance in the Proposal as to how the goal of the Proposal could be effected puts the Company in the position of not being able to determine with any reasonable degree certainty whether any study that it might conduct would fulfill the directives of Proposal. This lack of guidance, in the Company's view, renders the Proposal too vague to be effectively implemented. For this reason, the Company believes that the Proposal can be excluded from the proxy materials under Rule 14a-8(i)(6).

* * * *

For the foregoing reasons, we respectfully request that the Division confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from its proxy materials for its 2004 Annual Meeting. The Company anticipates finalizing its proxy materials for printing on or about April 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5276 or Kerry Burke at 202-662-5297.

Very truly yours,

D. Michael Lefever

cc: Lisa Bodensteiner

Attachment

Exhibit A

Mark Latham
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be travelling.
Phone: (360) 395-7007
Web: www.corpmon.com

December 11, 2003

BY FEDEX AND FAX TO:
Company Secretary
Calpine Corporation
50 West San Fernando Street
San Jose, CA 95113
USA
Phone (408) 995-5115
Fax (408) 995-0505

Dear Sir:

Enclosed is a shareowner proposal with supporting statement, which I hereby submit for inclusion in the Calpine Corporation year-2004 statement.

As confirmed in the enclosed letter from my broker, I have owned at least 4000 shares of Calpine Corporation stock for at least one year through today. I intend to maintain this ownership through the date of the next annual shareowners' meeting. The stock price has been above $2 for the past year, so this easily exceeds the $2000 minimum requirement for submitting a shareowner proposal.

For timely receipt because I may be traveling, please contact me by fax or email with any correspondence regarding this proposal. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226.

Sincerely,

Mark Latham

VOTING LEVERAGE PROPOSAL

WHEREAS shareowners should have the right to vote any way they want (except for buying and selling votes);

WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest;

WHEREAS several institutional investors now publish their voting decisions more than one week before each company's voting deadline;

THEREFORE BE IT RESOLVED that Calpine Corporation shareowners request the Board of Directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions, on all matters put to shareowner vote except director elections. (Director elections are excluded here to satisfy SEC rule 14a-8(i)(8).). So for example, besides being offered a convenient choice of voting the entire proxy as the Board recommends, perhaps shareowners could be offered a similarly convenient choice of voting the entire proxy (except director elections) the same way Calvert Group votes its shares.

Supporting Statement:

Institutional investors that publish their voting decisions on the worldwide web include:

- CalPERS (California Public Employees' Retirement System) at www.calpers-governance.org/alert/proxy
- Calvert Group at www.calvert.com/planning_2627.html
- Domini Social Investments at www.domini.com/shareholder-advocacy/Proxy-Voting
- MMA Praxis Mutual Funds at www.mmapraxis.com/corporate/proxy_voting_set.html
- Ontario Teachers' Pension Plan at www.otpp.com/web/proxyvot.nsf/proxyvotes?openform
- Pax World Fund at www.paxfund.com/proxyvote4.htm

In particular, Calvert Group and Ontario Teachers' Pension Plan published voting decisions for Calpine Corporation's proxy in recent years.

One of the main reasons for having shareowner voting at all is that there would be conflicts of interest inherent in leaving all decisions to the Board. Simply following the Board's voting recommendations does little to counterbalance such conflicts. Introducing competing sources of convenient guidance for individual shareowners could help make voting more independent of the Board.

The conflicts of interest among managers, directors and shareowners are described in Robert Monks' and Nell Minow's 1996 book *Watching the Watchers*, along with shareowners' "free rider" and "rational ignorance" problems.

The potential benefits of this proposal are discussed in the article "Vote Your Stock" on the web at www.corpmon.com/publications.htm .

AMERITRADE

December 11, 2003

Mr. Mark Latham
177 Telegraph Road, #302
Bellingham, WA 98226

VIA FACSIMILE – (360) 395-7007

Re: Calpine Corporation (NYSE Ticker symbol: CPN) shares held in Ameritrade Account 873-129005

To Whom It May Concern:

Pursuant to your request, received via facsimile dated December 10, 2003, this letter serves as confirmation that Mark Latham has continuously owned at least 4000 shares of Calpine Corporation (NYSE Ticker: CPN) in his Ameritrade Account 873-129005 for a period greater than one year as of December 11, 2003.

If I can be of further assistance in this matter, please contact me directly at (402) 970-9704.

Sincerely,

Heath Nopens
Compliance Analyst
Ameritrade Holding Corp.

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (360) 395-7007
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (360) 395-7007
Web: www.corpmon.com

February 5, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to Calpine Corporation**

Ladies and Gentlemen:

I am writing in response to the February 2, 2004 letter (the "Calpine Letter") submitted to the Commission by Mr. D. Michael Lefever on behalf of the Calpine Corporation ("Calpine" or the "Company"), which expresses Calpine management's intention to omit from the Company's proxy statement for the 2004 annual meeting a shareowner proposal (the "Proposal" or my "Proposal") submitted by me. The Proposal would request the Company's board of directors to study and report on the feasibility of enabling shareowners to conveniently imitate an institutional investor's voting decisions.

The Calpine Letter cites Rules 14a-8(i)(3) ('violation of proxy rules'), 14a-8(i)(10) ('substantially implemented'), 14a-8(i)(4) ('personal interest') and 14a-8(i)(6) ('company lacks the power or authority') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8. Section numbers and letters below correspond to those in the Calpine Letter.

A. Rule 14a-8(i)(3) -- 'violation of proxy rules'

1. "False and Misleading Statements"

(a)

The Calpine Letter argues that shareowners now have the right to vote any way they want. The Proposal's first WHEREAS clause does not contradict this. One could easily imagine the Calpine board of directors making the following statement opposing the Proposal: "Shareowners should have the right to vote any way they want. And shareowners now have the right to vote any way they want. So things are as they should be." I would not agree with the second sentence, but it does not contradict the first sentence. The Calpine Letter itself seems to concur that shareowners should have the right to vote any way they want.

In any case, one "way" of voting is to check a convenient box (or click a web button) that votes the entire proxy as the directors recommend. Another "way" of voting could be to check a convenient box (or click a web button) that votes the entire proxy the way the Calvert Group votes it shares. The former is available; the latter is not. The Proposal makes clear that it is addressing degrees of convenience when distinguishing "ways" of voting.

Regarding conflicts of interest: While the immediate reason matters are submitted to shareowner vote is to satisfy the law and stock exchange rules, the reason for having those laws and rules is that there would be conflicts of interest inherent in leaving all decisions (such as board elections) to the board. So the fundamental underlying reason for shareowner voting is as the Proposal describes. And the Proposal does not claim that these are undisclosed conflicts. In fact these conflicts are obvious, well known, and discussed in such books as *Watching the Watchers* by Monks and Minow.

(b)

I suggest inserting the following factual support passages into the Proposal's supporting statement, before the second last paragraph which starts "The conflicts of interest...":

> Example of lack of time and expertise:
> http://boards.fool.com/Message.asp?mid=19682916 : "I tried to read the proxy statement, but I still don't understand whether the change is shareholder friendly or not."
>
> Mistrust of boards: Harris Poll, September 2003, at www.sec.gov/rules/proposed/s71903/gmcentee092403.pdf : "Support for corporate management nominees is also mixed with majorities of shareholders having withheld support from a management nominee."

(c)

I agree with the Calpine Letter that there could be various ways of conveniently imitating the voting of an institutional investor, that what might be convenient for one shareowner may not be convenient for another, that there could be various ways of implementing an imitation procedure, and that the issue of selecting institutional investors to imitate would have to be addressed. That is why the Proposal asks for a study to consider such matters, rather than directly asking for implementation. A competent board could certainly examine all these issues.

(d)

The issue of including website references in a proposal has been addressed and permitted in similar cases such as Gillette (February 1, 2001). Note that www.corpmon.com includes a link to Calpine's website, giving Calpine management a convenient opportunity to respond in any way they choose.

The Calpine Letter claims that the listing of institutional investors in the Proposal's supporting statement "implies that each named institutional investor publishes voting decisions for the Company." Yet the Proposal's supporting statement explicitly distinguishes the two listed institutions that did so recently: "In particular, Calvert Group and Ontario Teachers' Pension Plan published voting decisions for Calpine Corporation's proxy in recent years."

(e)

The Proposal refers to the article "Vote Your Stock" as part of the website www.corpmon.com . As with any reference to web pages, shareowners following such references will find some material relevant to the issue at hand, and some irrelevant material. This and the fact that the contents of web pages can change over time were addressed in similar cases such as Gillette (February 1, 2001) referred to in (d) above.

(f)

The Proposal's second clause, "WHEREAS many individual shareowners lack the time and expertise to make the best voting decisions themselves, yet prefer not to always follow directors' recommendations, because of possible conflicts of interest", refers to conflicts of interest and shareowner information problems resulting from their "free rider" and "rational ignorance" problems. Thus the Monks and Minow reference is relevant.

2. Re: Proxy Rules

As the Calpine Letter admits, implementing the Proposal would not violate proxy rules since the Proposal only asks for a study and report. Thus rule 14a-8(i)(3) gives no grounds for omission here.

As for whether performing such a study and report would be a worthwhile use of Company resources, Calpine shareowners would decide that when voting on the Proposal.

The requested board study would no doubt address the question of whether the Proposal's suggested voting arrangement would violate proxy rules as they stand currently. But the more important fundamental question is whether this arrangement would improve corporate governance by improving management accountability and reducing agency costs. If it would improve corporate governance but would violate the current proxy rules, the Calpine board could recommend to the SEC that the proxy rules be changed to permit this improvement. Managements and boards often send submissions to the SEC regarding possible changes to the proxy rules. Most current proxy rules evolved before this voting arrangement was considered, so were not designed to cover such a case.

(a)

Shareowners could be offered both the option to imitate an institutional investor's vote and the option to vote on each separate proxy matter. So the Proposal's arrangement need not violate Rule 14a-4(b)(1).

(b)

Under the Proposal's arrangement, a shareowner would choose which institution's vote to copy. That gives the Company no discretion. That shareowner's proxy would have to be voted the same way that institution votes. Thus Rule 14a-4(b)(1) would not be violated.

Furthermore, the Proposal's arrangement could be designed, for example, to make a form of proxy available to shareowners via the internet after many institutions have already published their voting decisions. Then the form of proxy could state in boldface how the shares would be voted on each matter. This would be another way of satisfying Rule 14a-4(b)(1).

(c)

Shareowners can now imitate (albeit inconveniently) the voting decisions of institutional investors who publish their decisions on the internet. This can obviously be done without notifying those institutions that their votes are being imitated, and clearly would not be construed as assigning proxies to those institutions. The Proposal's arrangement can be designed to simply make this imitation more convenient. The institutions would still not know that their votes were being imitated, and they would never be assigned these proxies. As described in 2.(b) above, shareowners could also be notified as to the specific voting decision on each matter. They could also be given the option to override the imitated decision on each matter. So this would not be proxy solicitation on behalf of the imitated institutions.

B. Rule 14a-8(i)(10) -- 'substantially implemented'

The layout of a ballot can substantially affect the way people vote. In particular, many individual shareowners have little expertise in proxy voting matters, so that their voting is substantially affected by the choice (or lack of choice) of professional advice conveniently available to them. There is a substantial difference between the degree of convenience of director's recommendations in the proxy (the first and largest button shown in proxies at www.proxyvote.com) and institutional investor websites of which most shareowners are unaware. No Calpine board report to shareowners has specifically addressed the feasibility of offering this convenient choice, so the Proposal has not been substantially implemented.

C. Rule 14a-8(i)(4) -- 'personal interest'

The SEC staff has examined this issue regarding similar proposals I have submitted in the past, and found that such accusations were not persuasive. Since it is raised again here, I will adapt the relevant passage from my January 8, 2001 letter to the SEC regarding a similar proposal submitted to Gillette (resulting SEC decision letter was dated February 1, 2001). My adaptation here is to refer to the article most relevant for the Proposal, to substitute "Calpine" for "Gillette", and "institutional investor" for "proxy advisory firm":

> The Proposal is neutral not only on its face, but also in design and substance. Its design is based on economic analysis of the agency relationship between shareowners and managers. That analysis is presented in several articles published in leading journals specialized in corporate governance and investment management, including *Financial*

Analysts Journal and *Corporate Governance: An International Review*. A complete listing with full references to the articles (and downloadable text for many) is on the web at http://www.corpmon.com/publications.htm. The article entitled "The Internet Will Drive Corporate Monitoring" in *Corporate Governance International* is probably the most directly relevant here.

The Proposal is aimed at solving the "free-rider problem", which reduces the incentive of any one shareowner to monitor management (by intelligent voting), even though shareowners as a group would benefit substantially if they all undertook such monitoring. Imitating the voting decisions of an institutional investor would avoid much of the free-rider problem for individuals, as explained in more detail in the Proposal and articles mentioned above.

References in the Proposal to websites and published articles show shareowners where to find further relevant information than can be conveyed within the 500-word limit.

While the main point of this rebuttal is that the Proposal's design is entirely to benefit Calpine shareowners, here is some further evidence that I have no commercial interest in the Proposal that deviates from Calpine shareowners' interests:

1. I have no commercial tie to any institutional investor.

2. There is no paid advertising on the Corporate Monitoring website.

3. My commercial interests are disclosed at http://www.corpmon.com/Commercial.htm , including the sentence: "If the idea is successful, I expect to have opportunities for consulting or full-time employment at businesses involved in corporate monitoring, at regulatory agencies like the SEC, and for research at institutes or universities." Such opportunities would only arise if the Proposal is successful in helping shareowners, thus enhancing my professional reputation. This is much like the situation where doing a good job at the SEC enhances your professional reputation, which in turn may help your subsequent career. That possibility does not imply that you are slanting your decisions now to improve your subsequent career. Any successful undertaking, especially if public-spirited, can enhance one's reputation and career.

But speaking of interests that are not shared by Calpine shareholders at large, consider management's interest in maintaining their influence over the votes of individual investors. The reason why we have shareowner voting at all is that there are conflicts inherent in leaving all decisions to management.

D. Rule 14a-8(i)(6) -- 'company lacks the power or authority'

As discussed in section A 1.(c) above, a competent board is quite capable of examining the issues raised in the Calpine Letter.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the Calpine Letter regarding exclusion of the Proposal from the Calpine proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 177 Telegraph Road #302, Bellingham, WA 98226, USA. (I recently moved from San Francisco.)

Very truly yours,

Mark Latham

cc: Mr. D. Michael Lefever (Covington & Burling)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Calpine Corporation
Incoming letter dated February 2, 2004

The proposal requests that the board of directors study and report on the feasibility of enabling shareholders to "conveniently imitate" an institutional investor's voting decision other than with respect to director elections.

We are unable to concur in your view that Calpine may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the sentence that begins "Whereas many individual shareowners . . ." and ends ". . . conflicts of interest";
- recast the section that begins "One of the main reasons . . ." and ends ". . . more independent of the Board" as the proponent's opinion.

Accordingly, unless the proponent provides Calpine with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Calpine omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Calpine may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Calpine may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Calpine may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Calpine may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Calpine may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Calpine may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

John J. Mahon
Attorney-Advisor